Tuesday, 12 August 2008

TESCO TO DEVELOP CASH-AND-CARRY BUSINESS IN INDIA
TESCO ALSO ANNOUNCES AGREEMENT WITH TATA

Tesco PLC today announces that it intends to develop a wholesale cash-and-carry business in India, with an initial investment of up to £60m in the first two years.

The new wholesale outlets will be designed for the Indian market following local research. They will offer a comprehensive range of great value fresh food, grocery and non-food products to small retailers, restaurants, kirana stores and other business owners. The business will also provide farmers and other suppliers with a highly efficient route to market. Based initially in Mumbai, the business will benefit from over a decade of experience of setting up local businesses in international markets.

Tesco is also entering into an exclusive franchise agreement with Trent, the retail arm of the Tata Group. Under the terms of the agreement, for which Tesco will receive a fee, Trent will be able to draw on Tesco's extensive retail expertise and technical capability to support the development of its hypermarket business, Star Bazaar. Trent currently has four hypermarkets, with plans to grow to 50 stores over the next five years.

Tesco's wholesale business will supply merchandise to Star Bazaar, enabling the two companies to benefit from the rapid development of a modern supply chain.

Tesco already sources over £170 million worth of Indian products each year, with sourcing offices in Delhi, Bangalore and Tirupur. It also employs nearly 3,000 Indian staff at its Hindustan Service centre in Bangalore, providing IT, financial and business services to the entire Tesco Group.

Sir Terry Leahy, CEO of Tesco PLC, said:

"This is another exciting development for Tesco. It complements our entries into China and the United States, giving us access to another of the most important economies in the world. Our wholesale cash-and-carry format will bring improved value, range and service to thousands of Indian businesses.

"We are delighted to be working with Tata, one of India's largest and most respected business groups. Our agreement will enable us to share our international retail expertise, supporting Trent in the development of their Star Bazaar hypermarket business and benefiting Indian consumers."

Noel N. Tata, MD of Trent Ltd, said:

"We are extremely excited about our association with Tesco. Our ability to access Tesco's retail knowledge and expertise will play an important role in our endeavour to offer a unique shopping experience to customers across the country. Their wholesale cash-and-carry business will provide us with the opportunity to tap into a world class supply chain thereby delivering the best of products and services to our customers."

These arrangements are in line with relevant Indian government regulations.



Contacts:

Investor relations:	Steve Webb	01992 644 800
Media:	Jonathan Church	01992 644 645
	Chris Griffith	01992 644 887


08004478

Notes to Editors

Tesco

Tesco is the UK's largest retailer and one of the world's leading international retailers. It has a five part strategy for long term growth:

- become an international retailer
- put community at the heart of what we do
- be as strong in non-food as in food
- maintain a strong core UK business
- develop retailing services

Tesco's core purpose is to create *value for customers to earn their lifetime loyalty,* supported by its values: no-one tries harder for customers and treat people how we like to be treated.

The Tesco Group had sales of £51.8 billion ($99.5 billion) with pre-tax profits of £2,846 million ($5,464 million) in the year to February 2008. As at February 2008, it had 3,729 stores, employing over 440,000 people in 13 countries. This includes 2,115 stores in the UK, 747 stores in the rest of Europe (Czech Republic, Hungary, Ireland, Poland, Slovakia and Turkey) and 814 stores in Asia (China, Japan, Malaysia, South Korea and Thailand). Tesco launched a new business in the United States in October 2007 through the development of a new convenience format. Tesco is a multi-format business, operating hypermarkets, superstores, supermarkets and convenience stores.

Tata Group

Tata is a rapidly growing business group based in India with significant international operations. Revenues in 2007-08 (un-audited) are estimated in excess of USD 55 billion (around Rs. 231,000 crores), of which 65% was from business outside India. The Group employs around 350,000 people worldwide. The Tata name has been respected in India for 140 years for its adherence to strong values and business ethics. The Tata Group is one of India's leading businesses, currently encompassing seven business sectors - Communications and Information Technology, Engineering, Materials, Services, Energy, Consumer Products and Chemicals. The Group's 28 publicly listed enterprises have a combined market capitalization of some $60 billion - among the highest among Indian business houses. The major companies in the Group include Tata Steel, Tata Motors, Tata Consultancy Services (TCS), Tata Power, Tata Chemicals, Tata Tea, Indian Hotels and Tata Communications.

Trent

Trent, which commenced its retail operations in 1998, is part of the Tata Group. Trent started its retail foray with the Westside brand by taking over Littlewoods, a retail store in Bangalore. Today the Westside footprint extends across 19 cities with 31 stores. Trent entered into the hypermarket business in 2004 with 'Star Bazaar,' providing a large range of products made available at the lowest prices. Star Bazaar currently has four stores - one 50,000 square feet store each in Ahmedabad, Bangalore and Mumbai and a flagship store of 75,000 sq ft in size in Andheri W, Mumbai. Star Bazaar plans to establish fifty stores across major cities in the next 5 years. In 2005 Trent bought a stake in Landmark, a Books and Music chain of stores and recently acquired complete control over the format. Landmark has 19 stores across the country.

India

The Republic of India is physically the seventh largest country in the world covering an area of 1.3 million square miles - equivalent to one-third the size of the USA or China. The country has a population of 1.1 billion people – second only to China and forecast to overtake it by 2025. Over the last few years the economy has seen extremely strong growth in almost all sectors. Indian regulations prevent foreign investment in multi-brand retail, but allow it in wholesale businesses. Franchise agreements are also permitted.

END